UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Timberline Resources Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

887133205
(CUSIP Number)

Eric Muschinkski

1 Little West 12th Street

New York, NY 10014

(312) 604-5459

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Laura E. Anthony, Esq.

330 Clematis Street, Suite 217

West Palm Beach, FL 33401

(561) 514-0936

March 28, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 887133205

1	Names of Reporting Persons
Eric Muschinski

2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ]
(b) [ ]

3	Sec Use Only

4	Citizenship or Place of Organization
United States
	5	Sole Voting Power 1,733,334 (1)

Number of	6	Shared Voting Power 1,000,000 (2) (3)
Shares
Beneficially	7	Sole Dispositive Power 1,733,334 (1)
Owned by Each
Reporting Person	8	Shared Dispositive Power 1,000,000 (2) (3)
With:

9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,733,334 (4)

10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]

11	Percent of class represented by amount in row (9)
7.92%(5)

12	Type of Reporting Person (See Instructions)
IN

(1)	Includes 866,667 shares of Common Stock underlying immediately exercisable warrants issued to Eric Muschinski.
(2)	Includes 500,000 shares owned by Phenom Ventures, LLC, a Delaware limited liability company, which is solely owned and managed by Eric Muschinski. and as such Eric Muschinski may exercise voting and dispositive power over these shares.
(3)	Includes 500,000 shares of Common Stock underlying immediately exercisable warrants issued to Phenom Ventures, LLC.
(4)	Includes an aggregate of 1,366,667 shares of Common Stock underlying immediately exercisable warrants issued to Eric Muschinski and Phenom Ventures, LLC.

(5)	This percentage is calculated, as of July 31, 2017, using as the numerator 1,366,667 shares of Common Stock held by the filing person plus 1,366,667 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of July 31, 2017 and as the denominator, 33,146,952 shares of Common Stock which were issued and outstanding as of July 31, 2017, as confirmed by the transfer agent of the Issuer, plus 1,366,667 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of July 31, 2017.

CUSIP No. 887133205	Page 3 of 6

Item 1.

(a)	Name of Issuer:

Timberline Resources Corporation, a Delaware corporation (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

101 E. Lakeside, Coeur d'Alene, Idaho 83814 USA

Item 2.

(a)	Name of Person Filing:

Eric Muschinski (the “Reporting Person”)

As of the date hereof, Eric Muschinski is the beneficial owner of 2,733,334 shares of Common Stock. Of that amount, 866,667 shares are owned directly by Eric Muschinski, 866,667 shares are subject to presently exercisable purchase warrants issued to Eric Muschinski, 500,000 shares are indirectly owned by Eric Muschinski (as such shares are held by Phenom Ventures, LLC which is solely owned and managed by Eric Muschinski), and 500,000 shares are subject to presently exercisable purchase warrants issued to Phenom Ventures, LLC.

(b)	Address of Principal Business Office or, if None, Residence:

1 Little West 12th Street

New York, NY 10014

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share (“Common Stock”)

(e)	CUSIP No.:

887133205

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

Not applicable.

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Exchange Act (15 U.S.C. 78c)

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

CUSIP No. 887133205	Page 4 of 6

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80-a3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

(a)	Amount beneficially owned: 2,733,334 shares (including 866,667 shares which are owned directly by Eric Muschinski, 866,667 shares which are subject to presently exercisable purchase warrants issued to Eric Muschinski, 500,000 shares which are indirectly owned by Eric Muschinski (as such shares are held by Phenom Ventures, LLC which is solely owned and managed by Eric Muschinski), and 500,000 shares which are subject to presently exercisable purchase warrants issued to Phenom Ventures, LLC, which the foregoing are described in Item 4(c) below).

(b)	Percent of class: 7.92%. This percentage is calculated, as of July 31, 2017, using as the numerator 1,366,667 shares of Common Stock held by the filing person plus 1,366,667 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of July 31, 2017 and as the denominator, 33,146,952 shares of Common Stock which were issued and outstanding as of July 31, 2017, as confirmed by the transfer agent of the Issuer, plus 1,366,667 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of July 31, 2017.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,733,334 shares (1)

(ii)	Shared power to vote or direct the vote: 1,000,000 shares (2) (3)

(iii)	Sole power to dispose or to direct the disposition of: 1,733,334 shares (1)

(iv)	Shared power to dispose or to direct the disposition of: 1,000,000 shares (2) (3)

(1) Includes 866,667 shares of Common Stock underlying immediately exercisable warrants issued to Eric Muschinski.

(2) Includes 500,000 shares owned by Phenom Ventures, LLC, a Delaware limited liability company, which is solely owned and managed by Eric Muschinski, and as such Eric Muschinski may exercise voting and dispositive power over these shares.

(3) Includes 500,000 shares of Common Stock underlying immediately exercisable warrants issued to Phenom Ventures, LLC.

CUSIP No. 887133205	Page 5 of 6

Item 5.	Ownership of 5 Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Report on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

CUSIP No. 887133205	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2017

	By:	/s/ Eric Muschinski
Eric Muschinski